18

06011481

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rich Minerals Corp.

*CURRENT ADDRESS

PROCESSED

MAR 09 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2832 FISCAL YEAR 8-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 3/8/06

KENWAY
MACK
SLUSARCHUK
STEWART LLP
Chartered Accountants
www.kmss.ca

Rich Minerals Corporation

Audited Financial Statements
August 31, 2005

Auditors' Report

To the Shareholders of Rich Minerals Corporation:

We have audited the consolidated balance sheet of Rich Minerals Corporation as at August 31, 2005, August 31, 2004, and August 31, 2003 and the consolidated statements of income and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005, August 31, 2004, and August 31, 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Kenway Mack Slusarchuk Stewart LLP

December 6, 2005

Chartered Accountants

220, 333 11 Avenue S.W.
Calgary, Alberta T2R 1L9
Telephone (403) 233-7750
Fax (403) 266-5267

DFK

Member of DFK International
a worldwide association of independent accounting firms

RICH MINERALS CORPORATION
CONSOLIDATED BALANCE SHEETS
As at August 31,

ASSETS

	2005	2004	2003
CURRENT ASSETS			
Cash	$ 1,234,539	-	-
Accounts receivable (Note 11 (b))	196,124	$ 3,731,547	$ 4,064,210
Inventory and work in progress (Note 3)	55,027	599,803	625,311
Prepaid expenses and deposits	16,399	38,242	30,817
	1,502,089	4,369,592	4,720,338
OTHER ASSETS (Note 4)	32,250	135,112	135,112
PROPERTY, PLANT AND EQUIPMENT (Note 5)	536,304	1,150,453	1,208,377
EQUIPMENT HELD FOR SALE(Note 6)	356,121	-	-
	$ 2,426,764	$5,655,157	$ 6,063,827

LIABILITIES

	2005	2004	2003
CURRENT LIABILITIES			
Cheques issued in excess of funds on deposit (Note 7)	$ -	$ 318,593	$ 499,022
Bank indebtedness (Note 7)	-	250,000	600,000
Accounts payable (Note 11 (a))	67,247	2,671,642	2,566,889
Current portion of loans payable (Note 8)	65,183	85,583	107,055
	132,430	3,325,818	3,772,966
FUTURE INCOME TAX LIABILITY (Note 10)	34,000	-	-
	166,430	3,325,818	3,772,966

SHAREHOLDERS' EQUITY

	2005	2004	2003
SHARE CAPITAL (Note 9)	2,276,325	2,276,325	2,276,325
CONTRIBUTED SURPLUS	69,563		
RETAINED EARNINGS (DEFICIT)	(85,554)	53,014	14,536
	2,260,334	2,329,339	2,290,861
	$ 2,426,764	$ 5,655,157	$ 6,063,827

Approved on behalf of the board:

____________________ Director

____________________ Director

See accompanying notes

RICH MINERALS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS(DEFICIT)
Years ended August 31,

	2005	2004	2003
REVENUE	$ 4,354,560	$10,635,721	$11,013,811
DIRECT COSTS			
Equipment operating	706,481	1,997,940	1,839,100
Materials	1,250,730	,566,860	4,916,614
Other	71,624	89,099	114,728
Salaries and wages	1,186,345	2,405,795	2,616,483
Subcontract	262,369	457,457	524,050
	3,477,549	9,517,151	10,010,975
GROSS MARGIN	877,011	1,118,570	1,002,836
NON-DIRECT COSTS			
Amortization	200,523	158,090	244,577
Interest	12,858	13,805	24,117
Management, consulting and professional fees	161,492	174,676	93,011
General and administrative	187,604	399,663	323,846
Salaries	366,476	323,301	289,462
Provision for impairment	102,862	-	-
Loss (gain) on disposition of equipment	(50,236)	10,557	(15,453)
	981,579	1,080,092	959,560
INCOME (LOSS) BEFORE INCOME TAXES	(104,568)	38,478	43,276
INCOME TAXES (Note 10)	34,000	-	-
NET INCOME (LOSS)	(138,568)	38,478	43,276
RETAINED EARNINGS (DEFICIT), beginning of year	53,014	14,536	(28,740)
RETAINED EARNINGS (DEFICIT), end of year	$ (85,554)	$ 53,014	$ 14,536
BASIC & FULLY DILUTED EARNINGS (LOSS) PER SHARE (Note 2(i))	$ (0.006)	$ 0.002	$ 0.002

See accompanying notes

RICH MINERALS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended August 31,

	2005	2004	2003
CASH WAS PROVIDED (USED) BY:			
OPERATING ACTIVITIES			
Cash received from customers	$ 8,144,707	$10,993,892	$ 9,787,519
Cash paid to suppliers and employees	(6,416,059)	(10,317,464)	(10,250,210)
Interest paid	(12,858)	(13,805)	(24,117)
	1,715,790	662,623	(486,808)
INVESTING ACTIVITIES			
Purchase of equipment		(110,722)	(79,742)
Proceeds of disposition of equipment	107,742	-	22,213
	107,742	(110,722)	(57,529)
FINANCING ACTIVITIES			
Repayment of loans payable	(20,400)	(21,472)	(36,000)
Advance (repayment) of bank indebtedness	(250,000)	(350,000)	300,000
	(270,400)	(371,472)	264,000
INCREASE (DECREASE) IN CASH	1,553,132	180,429	(280,337)
CHEQUES ISSUED IN EXCESS OF FUNDS ON DEPOSIT, beginning of year	(318,593)	(499,022)	(218,685)
CASH (CHEQUES ISSUED IN EXCESS OF FUNDS ON DEPOSIT), end of year	$ 1,234,539	$ (318,593)	$ (499,022)

See accompanying notes

1. Nature of operations

Rich Minerals Corporation ("the Company") was incorporated in Canada under the laws of the Province of Alberta.

During 2005, the Company took specific actions to initially cease its direct involvement in construction and contracting activities of its wholly owned subsidiary Rich Contracting Ltd., related to the installation of water lines and other utilities in residential and commercial applications, in order to focus its attention on the investigation of business prospects in the natural resource industry to create shareholder value. Due to the long-term nature of construction projects, the actions taken by the Company included the negotiation of an agreement for the assumption of maintenance and warranty obligations, and employee obligations with a related party. The agreement is further described in Note 11(c). Substantially all of the Company's operations were related to its construction and contracting activities.

The Company's efforts have not yet resulted in the commencement of any new business activities.

These financial statements are prepared on a going concern basis which assumes that the Company will continue in operation while it conducts its investigation of business prospects and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.

2. Significant accounting policies

(a) Consolidation

These financial statements consolidate the accounts of the Company and its wholly-owned subsidiaries, Rich Contracting Ltd. and Rich Venture Corporation.

(b) Construction revenue and direct costs

The Company recognizes construction revenue and direct costs on the percentage of contract completion basis. In using this method, the Company records revenue by reference to third party engineer certification of work completed. Provisions for losses, if any, are recognized during the period in which the loss first becomes apparent.

(c) Inventory and work in progress

The Company records inventory of construction materials at the lesser of cost on a first in first out basis and market value. Work in progress, representing revenue that has not been billed, is recorded at the estimated billable value.

2. Significant accounting policies (continued)

(d) Property, plant and equipment

Property, plant and equipment are stated at cost less amortization. The Company provides for the amortization of property, plant and equipment other than buildings on the straight line basis over the estimated economic life of the related asset to an ultimate residual value at the following annual rates:

Excavating equipment	10% to 33%
Automotive equipment	10% to 33%
Construction equipment	20% to 33%
Office equipment	33% to 50%

The Company provides for the amortization of buildings on the declining balance basis at the rate of 5% per annum.

Company reviews for impairment of property and equipment are undertaken whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In assessing recoverability, projected future net cash flows generated through the use and eventual disposition of the assets on a discounted cash flow basis are considered

(e) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized based on differences between financial statement values of assets and liabilities and their respective tax values. Future tax assets and liabilities are measured using rates that are expected to apply when the future tax asset is realized or the future tax liability is settled. To the extent that the Company does not consider it to be more likely than not that a future asset will be recovered, it provides a valuation allowance against the excess.

(f) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Significant estimates are outlined below. Actual results could differ from those estimates.

The Company's policy of recognizing construction revenue and direct costs on the percentage of contract completion basis makes necessary the use of estimates as to the

2. Significant accounting policies (continued)

degree to which construction projects have been completed. These estimates are then utilized to determine the amount of revenue and direct costs recognized. Estimates of contract completion are based on contract outputs and carried out by third party engineers engaged directly by the Company's customers.

The Company must also estimate the amortization of property, plant and equipment and the value of other assets and liabilities in order to allow the preparation of these financial statements.

The Company's policy of recognizing the fair value of stock based compensation and utilizing the Black Scholes option valuation model to calculate the fair value makes necessary the use of assumptions, such as volatility, which are subjective in nature. As well, the Black Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable, characteristics that differ from the Company's employee stock options.

(g) Segmented information

The Company has one operating segment, the installation and maintenance of underground utilities and ancillary services. The asset category of Other Assets represents an asset not utilized in the installation and maintenance of underground utilities. Other Assets generate no revenue, and due to their value as a proportion of all assets, are not disclosed as a separate operating segment

(h) Stock option plan

The Company has established a stock option plan under which the Company may grant options to purchase common shares. Under the plan, the Company may grant options to acquire common shares, but the aggregate shares under option may not exceed ten percent of the common shares outstanding from time to time. The stock option typically allows for the granting of options for a five year term, and which vest twenty percent annually over that term. During fiscal 2005 a stock option plan was established that is intended to be a "rolling" stock option plan, and allowed for immediate vesting

The Company uses the fair value based method to account for stock-based compensation. Under the provisions of the CICA Handbook, the pro forma effect of stock-based compensation is disclosed in regards to options granted prior to the September 1, 2003 adoption of the fair value based method, but that vest in the years reported.

2. Significant accounting policies (continued)

(i) Earnings (loss) per share

The calculation of earnings (loss) per share is based on the weighted average number of shares outstanding during the year, being 24,033,000 in each of 2005, 2004 and 2003.

The Company utilizes the treasury stock method of calculating diluted earnings (loss) per share. Options to purchase 1,300,000 common shares (2004 - 1,700,000, 2003 - 1,700,000) were excluded from the computation of diluted net income (loss) per share because the exercise price of the options was greater than the average market price of the common shares.

(j) Cash and cash equivalents

The Company considers demand bank loans that are utilized periodically for day to day operations to be cash equivalents.

(k) Portfolio investments

Portfolio investments are recorded at cost. If there is other than a temporary decline in value, these investments are written down to provide for the loss.

3. Inventory and work in progress

	2005	2004	2003
Work in progress	$27,327	$282,051	$282,000
Inventory of materials	27,700	317,752	343,303
	$55,027	$599,803	$625,311

4. Other assets

	2005	2004	2003
Portfolio investment - equities	$ 32,250	$135,112	$135,112

During 2003 the Company agreed to participate in a series of transactions that resulted in the conversion of the equity investment in a private corporation, to common shares and warrants of a publicly traded corporation. The conversions did not result in a receipt or use of cash. At August 31, 2005 the Company wrote down the value of the investment to the current trading price as the impairment was considered to be permanent.

5. Property, plant and equipment

	Cost	Accumulated Amortization	NetBook Value
2005			
Land	$ 265,000	$ -	$ 265,000
Buildings	372,437	111,434	261,003
Office equipment	113,963	103,662	10,301
	$ 751,400	$ 215,096	$ 536,304
2004			
Land	$ 265,000	$ -	$ 265,000
Buildings	372,437	97,696	274,741
Excavating equipment	1,977,461	1,499,940	477,521
Automotive equipment	319,605	211,914	107,691
Construction equipment	89,328	82,109	7,219
Office equipment	110,530	92,249	18,281
	$ 3,134,361	$ 1,983,908	$ 1,150,453
2003			
Land	$ 265,000	$ -	$ 265,000
Buildings	372,437	83,235	289,202
Excavating equipment	1,889,028	1,403,961	485,067
Automotive equipment	340,205	189,506	150,699
Construction equipment	89,328	75,273	14,055
Office equipment	88,241	83,887	4,354
	$ 3,044,239	$ 1,835,862	$ 1,208,377

6. Equipment held for sale

During 2005, in connection with the decision to initially cease operations in the construction and contracting activities, the Company undertook a plan to sell its excavating, automotive and construction equipment. It is expected that the equipment will be sold during the next fiscal year. Equipment sold during the year resulted in a gain on disposition of $50,236. Based on third party appraisals obtained by the Company, expected net realizable value for the remaining equipment exceeds carrying amounts. At August 31, 2005, the carrying value of the equipment is as follows:

Excavating equipment	$ 333,825
Automotive equipment	21,217
Construction equipment	1,079
	$356,121

7. Cheques issued in excess of funds on deposit and bank indebtedness

The Company has arranged with ATB Financial, a demand bank loan with no fixed terms of repayment, to a maximum of $100,000.(2004 - $1,000,000 2003 - $1,000,000) The loan

7. Cheques issued in excess of funds on deposit and bank indebtedness (continued)

bears interest at the lender's prime rate of interest plus one percent. A general security agreement covering all the assets of the Company is pledged as security.

8. Loans payable

	2005	2004	2003
ATB Financial Demand loan, authorized to a maximum of $650,000, bearing interest at lender's prime rate plus 1.5%, on which the lender is accepting repayment in monthly installments of $1,700 (2003- 1.67% of the principal balance outstanding at the end of the previous month), plus interest. The assets of the Company are pledged as security.	$ 65,183	$ 85,583	$ 106,029
General Motors Acceptance Corporation of Canada, Limited	-	-	1,026
	$ 65,183	$ 85,583	$ 107,055

9. Share Capital

(a) **Shares authorized**
Unlimited common shares
Unlimited preferred shares

(b) **Shares issued**

	Common Shares	Consideration
Balance, August 31, 2003, 2004 and 2005	24,033,000	$2,276,325

(c) **Shares under option**
Stock option transactions for the respective years were as follows:

Fiscal Year	Outstanding Beginning of Year	Granted in the year	Forfeited/ Expired in the Year	Outstanding End of Year	Exercisable at Year End	Exercise Price
2003	1,700,000	-		1,700,000	1,020,000	$0.16
2004	1,700,000	-		1,700,000	1,360,000	$0.16
2005	1,700,000	1,300,000	1,700,000	1,300,000	1,300,000	$0.15

9. Share Capital (continued)

(d) Stock-Based Compensation

For the year ended August 31, 2005, the Company has recorded compensation expense of $69,563 with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees, directors and consultants.
The following pro forma disclosures are presented in respect of awards granted prior to September 1, 2003

Fiscal Year	Fair Value of options vested during the Year	Additional Expense per share had fair value method been used	Income (loss) per share had fair value method been used
2003	$68,000	$0.003	$(0.001)
2004	$68,000	$0.003	$(0.001)
2005	$68,000	$0.003	$(0.009)

In calculating the fair value of options granted and/or vesting of option grants, the Company utilized the following assumptions:

- risk-free interest rate of 3.2% (2004- 5.32%, 2003 - 5.32%);
- expected option life of five years;
- expected volatility of 99.6% (2004 - 100%, 2003 - 100%);
- no dividends expected; and
- the weighted average grant date fair value of each option granted was $0.05 (2004 - $0.20, 2003 - $0.20).

10. Income taxes

The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate of 33.62% (2004 - 33.62%;2003 - 36.62%) to the income (loss) for the years as follows:

	2005	2004	2003
Income (loss) before income taxes	(104,568)	$ 38,478	$ 43,276
Expected provision for (recovery of) income taxes	$(35,155)	$ 12,937	$ 15,848
Non-deductible expenses for income tax purposes	30,021	18,289	14,232
Valuation allowance	27,200	(30,800)	(35,838)

10. Income Taxes (continued)

Creation and reversal of temporary Differences	11,934	-	-
Other	-	(474)	5,758
Actual provision for income taxes	$ 34,000	$ -	$ -

The tax effects of temporary differences that give rise to significant portions of future tax assets and future tax liabilities consist of:

	2005	2004	2003
Future income tax assets:			
Non-capital loss carryforwards	$ 17,100	$ 117,500	$ 240,600
Portofolio investment	28,700	-	-
Capital loss carryforwards	11,800	11,800	11,800
	57,600	129,300	252,400
Valuation allowance	(37,300)	(10,100)	(40,900)
	20,300	119,200	211,500
Future income tax liabilities:			
Property, plant and equipment	54,300	58,400	65,200
Deferred revenue	-	60,800	146,300
	54,300	119,200	211,500
Net future income tax liability	$ 34,000	$ -	$ -

11. Transactions with related parties

The Company entered into leasing and contracting transactions with corporations controlled by officers of the Company. These transactions with related parties are incurred in the course of normal operations, and are measured at exchange values, which is the amount agreed by the parties.

(a) Leasing transactions

The Company entered into agreements to rent excavating equipment on a month to month basis from a corporation wholly-owned by an officer of the Company (the "Lessor"). The Company had the right to terminate these rental agreements at any time with no penalty. During the second quarter of 2005 the Company terminated the rental agreements and negotiated for the adjustment of equipment rental rates pertaining to earlier periods. The Company provided facilities and management services to the Lessor as described below:

11. Transactions with related parties (continued)

Included in direct costs:

		2005	2004	2003
Equipment rental costs		$ 306,000	$ 644,100	$ 490,500
Cost recoveries	fiscal 2005	(153,000)	-	-
	fiscal 2004	(83,250)	-	-
		$ 69,750	$ 644,100	$ 490,500

	2005	2004	2003
Included in revenue:			
Premises rental	25,500	6,000	6,000
Management fees	90,000	-	-
	$ 115,500	$ 6,000	$ 6,000

At August 31, 2005 accounts payable includes amounts owing to the Lessor of NIL (2004 - $81,855; 2003 - NIL)

(b) Contracting transactions

The Company entered into agreements with a corporation wholly-owned by an officer of the Company (the "Contractor"). The Contractor is a general contractor. The Company agreed to provide to the Contractor its services as an underground utility subcontractor. The Company's transactions with the Contractor are summarized as follows:

	2005	2004	2003
Included in revenue			
Contract revenue	$ 2,476,051	$ 1,823,357	$ 1,226,855
Premises rental	28,000	12,000	12,000
	$ 2,504,051	$ 1,835,357	$ 1,238,855

At August 31, 2005 the Contractor owed NIL (2004 - $1,518,924, 2003 - $696,630) to the Company which are included in accounts receivable.

(c) Assumption of obligations

As discussed in Note 1, as part of its actions to cease its involvement in construction and contracting activities, the Company terminated previous agreements with the Contractor to provide services, and negotiated an agreement for the assumption of maintenance and warranty obligations, and employee obligations with the Contractor.

Under the terms of the agreement, the Contractor agreed to:

- hire certain office and construction employees of the Company for no monetary consideration

11. Transactions with related parties (continued)

- provide labour to the Company to facilitate completion of jobs existing as of the effective date of January 1, 2005; cash consideration paid by the Company was $72,265
- a renegotiation of the premises rental fee under the month to month sublease of facilities arrangement,
- assume responsibility for any unfulfilled maintenance and warranty obligations of the Company, for no monetary consideration other than amounts recoverable from third parties under the terms of their contract with the Company,
- bear responsibility for the fuel, insurance, maintenance and repair costs associated with the use of the Company's equipment subsequent to January 1, 2005, and
- acquire materials inventory items, not required for existing jobs; cash consideration received by the Company was $100,000.

Under the terms of the agreement, the Company agreed to:

- retain responsibility for the billing and collection related to the completion of jobs existing as of the effective date of January 1, 2005,
- provide any materials inventory items for existing jobs to the Contractor for no monetary consideration, and
- provide the Contractor use of the Company's equipment; cash consideration received by the Company was $84,700.

Effective August 31, 2005, the Company and the Contractor undertook to provide mutual releases in regards to any claims or actions arising from the agreement.

The transactions related to the assumption of warranty obligations and the bulk inventory sale, were considered to be not incurred in the Company's normal course of operations. As the Company did not undertake to obtain any independent appraisals in regards to these transactions, they have been recorded at carrying value. The use of carrying values did not result in the recognition of any contributed surplus or charge to retained earnings. The rental of facilities and equipment were considered incurred in the normal course of operations and recorded at the exchange amount.

(d) Sale of automotive equipment

During fiscal 2005 the Company sold automotive equipment to the Contractor for cash consideration of $55,900 resulting in a gain of $5,928. The transactions were

11. Transactions with related parties (continued)

considered to be not incurred in the Company's normal course of operations. Independent appraisals for the equipment were obtained, and accordingly the transactions have been recorded at their exchange values.

12. Financial Instruments

The Company's financial instruments consist of accounts receivable, portfolio investment, accounts payable, and loans payable.

(a) Fair values

The Company is of the opinion that the fair values of accounts receivable, and accounts payable approximate their respective carrying values due to the relatively short-term maturity. The portfolio investment reflects fair value as it is stated at the market trading value. In 2004 and 2003 it was not practical within the constraints of timeliness and cost to determine the fair value of the portfolio investment with sufficient reliability. The carrying value of loans payable approximates the fair value as the interest rates are consistent with the current rates offered to the Company with similar terms.

(b) Interest rate risk

The Company is exposed to interest rate risk on its demand bank loans arising from fluctuations in the prime interest rate.

(c) Credit risk

Substantially all the Company's accounts receivable relate to the Company's activities in the residential land development industry and the Company may therefore be considered to have credit risk exposure to that industry. As well, within this industry, due to the size of the individual projects, the Company may be considered to have exposure to a concentration of credit risk from individual customers. The Company has determined that its maximum significant concentration of credit risk in respect of accounts receivable at August 31, 2005 was $5,371 (2004 - $1,830,688 (2003-$2,045,831).

13. Economic Dependence

The Company earns revenue from a variety of customers. In fiscal 2005, the Company's revenue included $1,513,342 from five unrelated (to the Company or to each other) customers (2004 - $6,989,741 – eight; 2003 - $6,045,455 - three).

RICH MINERALS CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

For the year ended August 31, 2005

RICH MINERALS CORPORATION (the "Company") is a Canadian company presently examining opportunities in the natural resource sector in North America and internationally. The Company was incorporated in 1986 as junior capital pool company. Upon approval of its major transaction, the reverse take-over of three construction companies into one construction company, known as Rich Contracting Ltd., with revenues and a fleet of heavy equipment, the Company was approved for trading on the Alberta Stock Exchange in 1988. Through various regulatory transactions the Company now trades on the TSX Venture Exchange (Trading Symbol: RMC). With the takeover completed it was the intention at that time, to utilize the heavy equipment in operations in the natural resource sectors. The construction company continued to operate and the Company continued to evaluate projects in the resource sector. Through the years it was successful in purchasing oil and gas assets, entering into and exploring for gold and other precious metals and purchasing an interest in a gemstone project. It became apparent to management that the construction business is not of great benefit in terms of becoming involved in natural resources. Therefore, it was in the best interest of the Company to discontinue its construction operations and to move forward solely concentrating its efforts on investigating resource opportunities. Management of the Company believes that natural resources will add more value for the shareholders. The Company currently has no direct interest in any natural resource properties. Management continues to evaluate projects in the Americas and internationally for future opportunity, with an emphasis on projects that have the potential to provide cash flow from production in the near term.

Management's discussion and analysis focuses on key statistics from the consolidated financial statements, as well as our review of the revenues of the contracting division which comprise substantially all of the Company's revenues. Operations of the contracting division, Rich Contracting Ltd., were discontinued and the Company's sole focus will be in the natural resource sectors. The Company will continue to receive revenues from equipment leases and property rental in the interim. Management undertook to sell its excavating, automotive and construction equipment. It is expected the equipment will be sold during the next fiscal year. This discussion and analysis of the financial condition and results of the operations is for the year ended August 31, 2005.

This management discussion and analysis includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future revenue, production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Date of Report

This report is prepared as of December 22, 2005. Financial statements are prepared in accordance with Canadian generally accepted accounting principles. Reporting currency is Canadian dollars.

Nature of Business and Overall Performance

RICH MINERALS CORPORATION ("RMC") (or the "Company) was incorporated in Canada under the laws of the Province of Alberta.

During 2005, the Company, through its wholly owned subsidiary Rich Contracting Ltd., took specific actions to cease its direct involvement in construction and contracting activities related to the installation of water lines and other utilities in residential and commercial applications, in order to focus its attention on the investigation of business prospects in the natural resource sector in order to create shareholder value. Due to the long-term nature of construction projects, the actions taken by the Company included the negotiation of an agreement for the assumption of maintenance and warranty obligations, and employee obligations with a related party. The agreement is further described in this document in the section "Related Party Transactions (c).

The Company's efforts have not yet resulted in the commencement of any new business activities.

Management expects that the Company will continue in operation on a going concern basis while it conducts its investigation of business prospects and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.

The primary factors that can affect the future financial condition of the Company include the continued ability to raise equity capital and the level of exploration and/or development expenditures required to meet prospective commitments. The Company's cash flows consist of revenues remaining from residual contracts from Rich Contracting Ltd., the Company's construction subsidiary. RMC currently has sufficient working capital to meet its near-future projected obligations and will continue to derive revenue from equipment leases and property rental.

Industry and Economic Factors Affecting Performance

Certain factors affect the Company in its ability to carry on normal business. These include commodity prices, competition amongst exploration firms for attractive natural resource properties, the interest of investors in providing high-risk equity capital to exploration and development companies, and the availability of qualified staff and equipment such as drilling rigs to conduct exploration.

Risk Factors

Natural resource exploration and development involves a high degree of risk such that few properties, which are explored, are ultimately developed into producing projects. The Company currently does not have a direct interest in any natural resource exploration properties. Should the Company acquire an interest in a property and should any oil & gas or mineral resources exist, substantial expenditures will be required to confirm reserves which are sufficient to commercially develop, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any natural resource be defined on such properties there can be no assurance that the resources on such properties can be commercially developed. The decision as to whether a property contains a commercial mineral deposit or has sustainable oil & gas reserves and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the mineral or oil and gas to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

Management

The Company is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the Company.

Selected Annual Information

During Q4 of 2005, Rich Contracting Ltd., ceased its direct involvement in construction and contracting activities related to the installation of water lines and other utilities in residential and commercial applications.

Revenues for the year ended August 31, 2005 were $4,354,560, a result that reflects the Company's decreased involvement in the construction industry.

Gross Margin for the year ended August 31, 2005 was 20.1% of revenue compared to 10.5% for the year ended August 31, 2004.

Net Income prior to other items and income tax decreased from $38,478 in the year ended August 31 2004 to ($104,568) in the year ended August 31, 2005.

	Year Ended Aug.31/05	Year Ended Aug.31/04	Year Ended Aug.31/03
Revenue	$4,354,560	$10,635,721	$ 11,013,811
Net Income (loss) before discontinued operations and extraordinary items	(138,568)	38,478	43,276
Net Income(loss)	(138,568)	38,478	43,276
Basic and fully diluted Earnings (loss) per share	(0.006)	0.002	0.002
Loans Payable	65,183	85,583	107,055
Total Assets	2,426,764	5,655,157	6,063,827
Cash dividends declared	0	0	0

Selected Quarterly Information

(000's except per share)	2005				2004			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	288	140	540	3,387	3,878	1,497	1,356	3,905
Net Income (loss) before discontinued operations and extraordinary items	(286)	(26)	(42)	215	(29)	34	(68)	101
Net Income(loss)	(286)	(26)	(42)	215	(29)	34	(68)	101
Basic and Fully diluted Earnings(loss)per share	(0.012)	(0.001)	(0.002)	0.009	(0.001)	0.001	(0.003)	0.004

Results of Operations

The Company's operations consist generally of revenues from residual contracts from the contracting division, equipment leases and property rental.

Earnings per share

Earnings (loss) per share for the year ended August 31, 2005 were $0.006 (2004 - $0.002, 2003 - $0.002)

Revenues

Revenues for the year ended August 31, 2005 were $4,354,560, a decrease of 60% from revenues of $10,635,721 for the year ended August 31, 2004.

Operating Costs

Direct costs were 79.9 % of revenue for the year ended August 31, 2005 compared to 89.5% in the year ended August 31, 2004.

Non-direct costs increased from 10.2% of revenue in the year ended August 31, 2004 to 22.5% in the year ended August 31,2005.

Amortization

Property, plant and equipment are stated at cost less amortization. The Company provides for the amortization of property, plant and equipment other than buildings on the straight line basis over the estimated economic life of the related asset to an ultimate residual value at the following annual rates:

Excavating equipment	10% to 33%
Automotive equipment	10% to 33%
Construction equipment	20% to 33%
Office equipment	33% to 50%

The Company provides for the amortization of buildings on the declining balance basis at the rate of 5% per annum.

Reviews for impairment of property, plant and equipment are undertaken whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In assessing recoverability, projected future net cash flows generated through the use and eventual disposition of the assets on a discounted cash flows basis are considered.

Off Balance Sheet Arrangements

The Company has not entered into any off-balance sheet transactions.

Related Party Transactions

The Company has entered into a series of transactions with corporations controlled by officers of the Company. All transactions with related parties are incurred in the course of normal operations, and are measured at exchange values, which is the amount agreed by the parties.

(a) Leasing transactions
The Company has entered into agreements to rent excavating equipment on a month-to-month basis from a corporation wholly-owned by an officer of the Company ("the Lessor"). The Company has the right to terminate these rental agreements at any time with no penalty. During the second quarter of 2005 the Company terminated the rental agreements and negotiated for the adjustment of equipment rental rates pertaining to earlier periods. The Company provided facilities and management services to the Lessor as described below:

	2005	2004	2003
Included in direct costs:			
Equipment rental costs	$ 306,000	$ 644,100	$ 490,500
Cost Recoveries fiscal 2005	(153,000)		
fiscal 2004	(83,250)		
	$ 69,750	$ 644,100	$ 490,500
Included in revenue:			
Premises Rental	$ 25,500	$ 6,000	$ 6,000
Management Fees	90,000		
	$ 115,500	$ 6,000	$ 6,000

At August 31, 2005 accounts payable includes amount owing to the Lessor of NIL (2004-$81,855, 2003 – NIL)

(b) Contracting transactions

The Company has entered into agreements with a corporation wholly-owned by an officer of the Company ("the Contractor"). The Contractor is a general contractor. The Company has agreed to provide to the Contractor its services as an underground utility subcontractor. The Company's transactions with the Contractor may be summarized as follows:

	2005	2004	2003
Included in revenue			
Contract revenue	$2,476,051	$1,823,357	$1,226,855
Premises rental	28,000	12,000	12,000
	$ 2,504,051	$1,835,357	$1,238,855

At August 31, 2005 the Contractor owed NIL (2004 - $1,518,924, 2003 - $696,630) to the Company which are included in accounts receivable.

(c) Assumption of obligations

As part of its actions to cease its involvement in construction and contracting activities, the Company severed previous agreements with the contractor to provide services, and negotiated an agreement for the assumption of maintenance and warranty obligations, and employee obligations with the contractor. Under the terms of the agreement, the contractor agreed to:

- hire certain office and construction employees of the Company for no monetary consideration,
- provide labour to the Company to facilitate completion of jobs existing as of the effective date of January 1, 2005; cash consideration paid by the Company was $72,265,
- a renegotiation of the premises rental fee under the month to month sublease of facilities arrangement,
- assume responsibility for any unfulfilled maintenance and warranty obligations of the Company, for no monetary consideration other than amounts recoverable from third parties under the terms of their contract with the Company,
- bear responsibility for the fuel, insurance and maintenance and repairs cost associated with the use of the Company's equipment subsequent to January 1, 2005, and
- acquire materials inventory items, not required for existing jobs; cash consideration received by the Company was $100,000.

Under the terms of the agreement, the Company agreed to:

- retain responsibility for the billing and collection related to the completion of jobs existing as of the effective date of January 1, 2005,
- provide any materials inventory items for existing jobs to the contractor for no monetary consideration, and
- provide the contractor use of the Company's equipment; cash consideration received by the Company was $84,700.

Effective August 31, 2005, the Company and the contractor undertook to provide mutual releases in regards to any claims or actions arising from the agreement.

The transactions related to the assumption of warranty obligations and the bulk inventory sale, were considered to be not incurred in the Company's normal course of operations. As the Company did not undertake to obtain any independent appraisals in regards to these transactions, they have been recorded at carrying value. The use of carrying values did not result in the recognition of any contributed surplus or charge to retained earnings. The rental of facilities and equipment were considered incurred in the normal course of operations and recorded at the exchange amount.

(d) Sale of automotive equipment

During fiscal 2005 the Company sold automotive equipment to the contractor for cash consideration of $55,900 and resulted in a gain of $5,928. The transactions were considered to be not incurred in the Company's normal course of operations. Independent appraisals for the equipment were obtained, and accordingly the transactions have been recorded at their exchange values.

Financial Conditions and Liquidity

Cash Flow From Operations

Cash flow from operations in the year ended August 31, 2005 was $1,715,790 compared to $662,623 in the year ended August 31, 2004.

Interest Expense

Interest expense on loans payable decreased from $5,510 in 2004 to $5,348 in 2005. The balance of the loans payable of $65,183 is all related to capital asset acquisitions.

Liquidity and Capital Resources

In Management's view, given the nature of the Company's activities, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company does not currently own or have a direct interest in any producing mining or oil & gas properties. The Company's activities have been funded through residual contracts of its construction subsidiary, equipment leases and property rental. The Company expects that it will continue to be able to generate revenues from these sources until it develops cash flow from operations. There can be no assurance, however, that the Company will be able to do so. If such funds are not available or cannot be obtained, the Company will be forced to curtail its activities to a level for which funding is available or can be obtained. At August 31, 2005 the Company had working capital of $1,369,000.

Proposed Transactions

The Company is actively searching for new project opportunities and a number of projects are under active consideration. Dr. Augusto Mendonca, Chief Geological Consultant for the Company and a resident of Brazil, is assisting the Company. The Company is examining an oil & gas exploration and development project in Brazil.

The Company is also examining a mining property located in China. Dr. Mendonca is to conduct a site visit in the early part of the new year for future evaluation.

Both prospective opportunities are subject to negotiation of acceptable terms with the present owners and necessary board, shareholder and regulatory approvals. The examination of these opportunities will require some use of the Company's cash resources. On completion of any agreements related to these opportunities, the Company expects that it may have to incur expenditures, which will negatively impact its financial position. The Company expects to raise capital if larger investments are required, although there can be no assurance that the Company will be able to do so.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of accounts receivable, portfolio investment, accounts payable, and loans payable.

(a) **Fair values**

The Company is of the opinion that the fair values of accounts receivable and accounts payable approximate their respective carrying values due to the relatively short-term maturity. The portfolio investment reflects fair value as it is stated at the market trading value. In fiscal 2004 and 2003 it was not practical within the constraints of timeliness and cost to determine the fair value of the portfolio investment with sufficient reliability. The carrying value of loans payable approximates the fair value, as the interest rates are consistent with the current rates offered to the Company with similar terms.

(b) **Interest rate risk**

The Company is exposed to interest rate risk on its demand bank loans arising from fluctuations in the prime interest rate.

(c) **Credit risk**

Substantially all the Company's accounts receivable relate to the Company's activities in the residential land development industry and the Company may therefore be considered to have credit risk exposure to that industry. As well, within this industry, due to the size of the individual projects, the Company may be considered to have exposure to a concentration of credit risk from individual customers. The Company has determined that its maximum significant concentration of credit risk in respect of accounts receivable at August 31, 2005 was $5,371 (2004 - $1,830,688 (2003-$2,045,831).

(d) **Economic Dependence**

The Company earns revenue from a variety of entities. In fiscal 2005, the Company's revenue included $1,513,342 from five unrelated (to the Company or to each other) customers (2004 - $6,989,741 – eight; 2003 - $6,045,455 - three).

The principal risks and uncertainties faced by the Company relate to exploration and development success as well as commodity prices and market sentiment to a lesser extent. Exploration for and development of natural resource operations involve significant risks, many of which are outside the Company's control. In addition to the normal and usual risks of exploration and development the Company may work in remote locations that lack the benefit of infrastructure and easy access. The prices of certain commodities may fluctuate and are affected by many factors outside of the Company's control. The future expectations for such prices have a significant impact on the market sentiment for investment in oil & gas and mining exploration and development companies. The Company may rely on equity financing and or potential partnerships to fund its exploration programs. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

Share Capital

(a) **Shares authorized**

Authorized: Unlimited Common Shares
Unlimited Preferred Shares

(b) **Shares Issued:**

Shares	Number	Consideration
Common	24,033,000	$2,276,325
Preferred	No preferred Shares have been issued	

(c) Shares under option

Stock option transactions for the respective years were as follows:

Fiscal Year	Outstanding Beginning of Year	Forfeited/Expired in the Year	Granted in the Year	Outstanding End of Year	Exercisable at Year End	Exercise Price
2003	1,700,000			1,700,000	1,020,000	$0.16
2004	1,700,000			1,700,000	1,360,000	$0.16
2005	1,700,000	1,700,000	1,300,000	1,300,000	1,300,000	$0.15

(d) Stock-Based Compensation

For the year ended August 31, 2005, the Company has recorded compensation expense of $69,563 with an offsetting credit to Contributed Surplus to reflect the estimated fair value of stock options granted to employees, directors and consultants. The following pro forma disclosures are presented in respect of awards granted prior to September 1, 2003.

Fiscal Year	Fair Value of options vested during the Year	Additional Expense of per share had fair value been used	Income (loss) per share had fair value method been used
2003	$68,000	$0.003	$(0.001)
2004	$68,000	$0.003	$(0.001)
2005	$68,000	$0.003	$(0.009)

In calculating the fair value of options granted and/or vesting of option grants, the Company utilized the following assumptions:

- risk-free interest rate of 3.2% (2004- 5.32%, 2003 – 5.32%);
- expected option life of five years;
- expected volatility of 99.6% (2004 - 100%, 2003 – 100%);
- no dividends expected; and
- the weighted average grant date fair value of each option granted was $0.05 (2004 - $0.20, 2003 - $0.20).

SUMMARY OF OPTIONS OUTSTANDING AS OF August 31, 2005

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company)	Insider ? Yes or No	No. of Optioned Shares	Exercise Price	Expiry Date
Debra L. Senger	Management	Yes	350,000	$0.15	06/21/2010
John A. Peters	Director	Yes	250,000	$0.15	06/21/2010
Bernard Chamberland	Management	Yes	600,000	$0.15	06/21/2010
Murray Smith	Director	Yes	100,000	$0.15	06/21/2010

List of Directors and Officers as at August 31, 2005

Bernard M. Chamberland	CEO and Chairman of the Board
Murray F. Smith	Director
John A. Peters	Director
Debra Senger	Chief Financial Officer

Additional Information

Additional information relating to the Company is available on the SEDAR website at www.sedar.com under "Rich Minerals Corporation".

RICH MINERALS CORPORATION

Registered Office
4100 6A Street N.E., Calgary, Alberta, Canada T2E 4B1

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 23rd, 2006

TAKE NOTICE THAT the Annual General & Special Meeting of the Shareholders of Rich Minerals Corporation (the "Company") will be held at 4100 6A Street N.E., in the City of Calgary, in the Province of Alberta, on the 23rd day of February, 2006 at the hour of 2:00 p.m. (Calgary time) for the following purposes:

1. to receive and consider the report of the Board of Directors, the Audited Financial Statements of the Company made up to the 31st day of August, 2005, and the report of the auditor thereon;

2. to appoint the auditors for the Company for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

3. to set the number of directors to be elected at the Meeting;

4. to elect the directors for the ensuing year;

5. to approve , with or without modification, the ordinary resolution approving, adopting, and ratifying the Company's current Stock Option Plan;

6. to approve the sale of the excavating assets and any other equipment held for resale as described in the consolidated financial statements August 31, 2005 of the Company and on the terms and conditions and at a price to be determined by the directors of the Corporation;

7. to approve that the Company generally change the focus of its business to concentrate its activities in the natural resources sector, whether oil and gas exploration and production or mining exploration development and production;

8. to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed the close of business on January 23rd, 2006 as the record date for determining holders of common shares who are entitled to vote at the meeting.

It is desirable that as many shares as possible be represented at the Meeting. If you do not expect to attend, and would like your shares represented, please read the enclosed Information Circular and complete the enclosed Instrument of Proxy and return it as soon as possible. The Proxy must be deposited c/o Olympia Trust Company, 2300, 125 9th Avenue S.E., Calgary, Alberta, Canada, T2P 0P6 not later than 48 hours, excluding Saturdays, Sundays and holidays, before the time for holding the Meeting or delivered to the Chairman of the Meeting at 4100 6A Street N.E., Calgary, Alberta at any time prior to its commencement.

DATED at Calgary, Alberta the 23rd day of January, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"BERNARD CHAMBERLAND"
Bernard Chamberland, Chairman

RICH MINERALS CORPORATION

INSTRUMENT OF PROXY

FOR THE ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD FEBRUARY 23rd, 2006

THIS PROXY IS SOLICITED BY MANAGEMENT AND WILL BE USED AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD FEBRUARY 23rd, 2006

The undersigned shareholder of **RICH MINERALS CORPORATION** (the "Company"), or his attorney authorized in writing, revoking all proxies previously given, hereby nominates, constitutes and appoints Mr. Bernard Chamberland, or failing him Mr. John A. Peters, or instead of either of them ____________________ ____________________________(insert name if alternate is desired) the true and lawful attorney and proxy of the undersigned, with full power of substitution, to attend, act and vote in respect of all shares held by the undersigned at the Annual General Meeting of Shareholders of the Company, to be held on the 23rd day of February, 2006, and any adjournment or adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned were present at the said Meeting or any adjournments thereof and, without limiting the general authorisation and power hereby given, the person above named is specifically directed to vote for or against, or withhold from voting as indicated below:

1. To fix the Board of Directors at three (3) members.

   FOR [ ] OR AGAINST [ ]

2. The election as directors for the ensuing year of the nominees as a group named in the management information circular accompanying this instrument of proxy.

   FOR [ ] OR WITHHOLD FROM VOTING [ ]

3. The appointment of Kenway, Mack, Slusarchuk, Stewart LLP, Chartered Accountants as auditors of the Corporation at a remuneration to be fixed by the directors.

   FOR [ ] OR WITHHOLD FROM VOTING [ ]

4. To approve and adopt, with or without modification, the ordinary resolution authorizing the Corporation' s stock option plan and approving the stock option plan generally.

   FOR [ ] OR AGAINST [ ]

5. To approve the sale of the excavating assets and any other equipment held for resale as described in the consolidated financial statements August 31, 2005 and the Information Circular under Sale of Assets;

   FOR [ ] OR AGAINST [ ]

6. To approve that the Company generally change the focus of its business to concentrate its activities in the natural resources sectors as outlined in the Information Circular under Change of Business.

   FOR [ ] OR AGAINST [ ]

IMPORTANT - SEE REVERSE

Where a choice in respect to any matter to be acted upon is specified in this instrument of proxy, the common shares represented by this instrument of proxy will be voted in accordance with such specifications. **If no designation in favor of or against any matter set out above is made, the management designees, if named as proxy, will vote in favor of all matters set out herein. This instrument of proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to any amendment or variation of any of the proposals set out above or other matters, which may properly come before the meeting.**

To be valid, this instrument of proxy must be received by the registrar and transfer agent of the Corporation, Olympia Trust Company, 2300, 125 9th Ave. S.E., Calgary, Alberta, T2P 0P6, Canada, not later than forty eight (48), excluding Saturdays, Sundays and holidays, hours prior to the meeting or any adjournment thereof. The Chairman of the meeting will have the discretion to accept proxies, which are deposited with Olympia Trust Company or with the Chairman of the meeting less than 48 hours prior to the time of the meeting or any adjournment thereof.

A common shareholder has the right to appoint a person (who need not be a shareholder), to attend and act for him on his behalf at the meeting other than the persons designated above. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided in this instrument of proxy and strike out the other names or may submit another appropriate instrument of proxy.

This instrument of proxy when mailed by the Corporation is undated. In the event that same is not dated when returned by the shareholder, then same shall be deemed to be dated as of the date that same was mailed by the Corporation.

DATE_______________________________, 2006

______________________________	______________________________
Name of Shareholder (please print)	Signature of Shareholder or his attorney
______________________________	______________________________
Address	Number of Shares Voted

RICH MINERALS CORPORATION
INFORMATION CIRCULAR

RECEIVED

PERSONS MAKING THE SOLICITAION

This Information Circular is furnished in connection with the **SOLICITATION BY THE MANAGEMENT OF RICH MINERALS CORPORATION (the "Company") OF THE PROXIES** to be used at the Annual General & Special Meeting of the Shareholders of the Company to be held at 4100 - 6A Street N.E., Calgary, Alberta on Thursday, 23rd of February, 2006 at 2:00 p.m., or at any adjournments thereof, for the purposes set out in the accompanying notice of meeting (the "meeting"). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, email or personal interview by regular employees of the Company, at a nominal cost.

In accordance with National Instrument 54-101 *Communications with Beneficial Owners of Securities of a Reporting Issuer*, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named (the "**Management Designees**") in the enclosed instrument of proxy ("**Instrument of Proxy**"), have been selected by the Board of Directors of the Company and have indicated their willingness to represent as proxy the shareholder who appoints them. **A shareholder has the right to designate a person or company (who need not be a shareholder) other than the Management Designees to represent him or her at the Meeting.** Such right may be exercised by inserting in the space provided for that purpose on the Instrument of Proxy the name of the person to be designated and deleting therefrom the names of the Management Designees, or by completing another form of proxy and delivering the same to the transfer agent of the Company. Such shareholder should notify the nominee of the appointment, obtain his or her consent to act as proxy and should provide instructions on how the shareholder's shares are to be voted. The nominee should bring personal identification to the Meeting. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the form of proxy.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is signed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, it must be signed under its corporate seal and executed by a duly authorized officer or attorney of the corporation, and delivered to Olympia Trust Company, 2300, 125 9th Avenue S.E., Calgary, Alberta, Canada, T2P 0P6 not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by either executing a form of proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, and by depositing the form of proxy bearing a later date either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or by depositing the form of proxy with Olympia Trust Company, 2300, 125 9th Avenue S.E., Calgary, Alberta, Canada, T2P 0P6 , at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof at which the proxy is to be used or by depositing the revocation of proxy with the chairman of such Meeting on the day of the Meeting, or any adjournment thereof. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting his shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold common shares in their own name. Shareholders of the Company who hold their common shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their common shares in their own name (referred to in this Circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders who appear on the records maintained by the Company's registrar and transfer agent as registered holders of common shares will be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those common shares will, in all likelihood, not be registered in the shareholder's name. Such common shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The common shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.**

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders. meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to the Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**") in Canada. ADP typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction forms must be returned to ADP (or instructions respecting the voting of common shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the common shares voted. If you have any questions respecting the voting of common shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. **Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.** All references to shareholders in this

Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

Where documents are stated to be available for review or inspection, such items will be shown upon request to registered shareholders who produce proof of their identity.

VOTING OF PROXIES

Each shareholder may instruct his proxy how to vote his common shares by marking the Instrument of Proxy as applicable. All common shares represented at the Meeting by properly executed proxies will be voted or withheld from voting (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the common shares represented by the proxy will be voted in accordance with such specification. **In the absence of any such specification as to voting on the Instrument of Proxy, the Management Designees, if named as proxy, will vote in Favour of the matters set out therein. In the absence of any specification as to voting on any other form of proxy, the common shares represented by such form of proxy will be voted in Favour of the matters set out therein.**

The enclosed Instrument of Proxy confers discretionary authority upon the Management Designees, or other person named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters, which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters, which may come before the Meeting. In the event that other matters come before the Meeting, then the Management Designees intend to vote in accordance with the judgment of the management of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the date hereof, 24,033,000 of the Company's common shares, without nominal or par value, are issued and outstanding and entitled to vote at the meeting on the basis of one vote for each common share held.

Amendment No. 1, effective February 28th, 1997, to By-law No. 1 Article 10.14 of the Company provides that at least two (2) shareholders personally present and owning or representing by proxy not less than five (5%) percent of the issued common shares of the Company, constitutes a quorum for the meeting in respect of holders of common shares. To the knowledge of the directors and senior officers of the Company, no person beneficially owns directly or indirectly, or exercises control or direction over, voting shares carrying more than 10% of the voting rights attached to all voting securities of the Company.

At the Meeting, it will be proposed that three (3) directors be elected to hold office until the next annual meeting or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution fixing the number of directors to be elected at three (3).

STATEMENT OF EXECUTIVE COMPENSATION

For purposes of this section:

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities; and

"LTIP" or "long term incentive plan" means any plan providing compensation intended to motivate performance over a period greater than one financial year, but does not include option or stock appreciation right plans or plans for compensation through shares or units that are subject to restrictions on resale.

EXECUTIVE COMPENSATION

The following table sets forth compensation awarded to, earned by, or paid to each Named Executive Officer for services rendered by that individual in all capacities to the Issuer or a subsidiary of the Issuer or otherwise in connection with office or employment of that individual with the issuer or a subsidiary of the issuer for each of the three most recently completed financial years.

Summary Compensation Table

		Annual Compensation			Long – Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs [Stock Appreciation Rights] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP [Long Term Incentive Plans] Payouts ($)	All Other Compen-sation ($)
Bernard M. Chamberland	2005	105,000	20,000	Nil	600.000	Nil	Nil	Nil
Chief Executive Officer	2004	105,000		Nil	Nil	Nil	Nil	Nil
Chairman	2003	75,140	29,860	Nil	Nil	Nil	Nil	Nil
Debra L. Senger	2005	33,846	22,000	25,750	350,000	Nil	Nil	Nil
Chief Financial Officer	2004	40,000	2,000	12,500	350,000	Nil	Nil	Nil
Secretary/Treasurer	2003	40,000	2,000	7,000	350,000	Nil	Nil	Nil

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officers during the most recently completed financial year. The Company has no LTIP other than stock options granted from time to time by the board of directors.

Option/Stock Appreciation Rights ("SAR") Grants

During the Most Recently Completed Financial Year

No SAR's or restricted shares were granted by the Company to Named Executive Officers of the Company during the last fiscal year ended August 31, 2005. Furthermore, no SAR's were exercised. The following table sets forth details of all stock options granted to the Named Executive Officers during the most recently completed fiscal year and the fiscal year end option values related thereto.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options At Financial Year-End ($) Exercisable/Unexercisable
Bernard Chamberland Chief Executive Officer And Chairman	Nil	Nil	600,000	Nil
Debra Senger Chief Financial Officer And Secretary	Nil	Nil	350,000	Nil
John Peters Director	Nil	Nil	250,000	Nil
Murray Smith Director	Nil	Nil	100,000	Nil

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company has no employment contracts with its Named Executive Officers.

The Company has no compensatory plan, contract or arrangement where Named Executive Officers are entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company has a stock option plan (the "Plan") for the granting of incentive stock options to the officers, employees and Directors. The Company did grant an aggregate of 950,000 stock options to Directors during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders. Particulars of these option grants are set out below.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options At Financial Year-End ($) Exercisable/Unexercisable
Bernard Chamberland Chairman and President	Nil	Nil	600,000	Nil
John Peters Director	Nil	Nil	250,000	Nil
Murray Smith Director	Nil	Nil	100,000	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-Average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans {excluding securities reflected in column {a}}
The Plan	1,300,000	$0.15	1,100,000
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	1,300,000	$0.15	1,100,000

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Company have been indebted to the Company in any way during the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Mr. John A. Peters Q.C., a director of the Company, is also a lawyer with the firm Burnet, Duckworth & Palmer LLP, solicitors to the Corporation. From time to time, Burnet, Duckworth & Palmer, LLP provides legal services to the Company and is paid fees as a result.

MANAGEMENT CONTRACTS

No management functions of the Company or a subsidiary are performed to any substantial degree by a person other than the directors or executive officers of the Company or a subsidiary.

TRANSACTIONS WITH RELATED PARTIES

The Company has entered into a leasing and contracting transactions with corporations controlled by officers of the Company. These transactions with related parties are incurred in the course of normal operations, and are measured at exchange values, which is the amount agreed by the parties.

(a) Leasing transactions

The Company has entered into agreements to rent excavating equipment on a month to month basis from a corporation wholly-owned by an officer of the Company ("the lessor"). The Company has the right to terminate these rental agreements at any time with no penalty. During the second quarter of 2005 the Company terminated the rental agreements and negotiated for the adjustment of equipment rental rates pertaining to earlier periods. The Company provided facilities and management services to the lessor as described below:

Included in direct costs:

		2005	2004	2003
Equipment rental costs		$ 306,000	$ 644,100	$ 490,500
Cost Recoveries	fiscal 2005	(153,000)		
	fiscal 2004	(83,250)		
		$ 69,750	$ 644,100	$ 490,500

	2005	2004	2003
Included in revenue:			
Premises rental	25,500	6,000	6,000
Management fees	90,000	-	-
	$ 115,500	$ 6,000	$ 6,000

At August 31, 2005 accounts payable includes amounts owing to the Lessor of NIL (2004 - $81,855; 2003 – NIL)

(b) Contracting transactions

The Company has entered into agreements with a corporation wholly-owned by an officer of the Company ("the contractor"). The contractor is a general contractor. The Company has agreed to provide to the contractor its services as an underground utility subcontractor.
The Company's transactions with the contractor may be summarized as follows:

	2005	2004	2003
Included in revenue			
Contract revenue	$2,476,051	$1,823,357	$1,226,855
Premises rental	28,000	12,000	12,000
	$ 2,504,051	$1,835,357	$1,238,855

At August 31, 2005 the contractor owed NIL (2004 - $1,518,924, 2003 - $696,630) to the Company which are included in accounts receivable.

(c) Assumption of obligations

As part of its actions to cease its involvement in construction and contracting activities, the Company severed previous agreements with the contractor to provide services, and negotiated an agreement for the assumption of maintenance and warranty obligations, and employee obligations with the contractor. Under the terms of the agreement, the contractor agreed to:

- hire certain office and construction employees of the Company for no monetary consideration,
- provide labour to the Company to facilitate completion of jobs existing as of the effective date of January 1, 2005; cash consideration paid by the Company was $72,265
- a renegotiation of the premises rental fee under the month to month sublease of facilities arrangement,
- assume responsibility for any unfulfilled maintenance and warranty obligations of the Company, for no monetary consideration other than amounts recoverable from third parties under the terms of their contract with the Company,
- bear responsibility for the fuel, insurance and maintenance and repairs cost associated with the use of the Company's equipment subsequent to January 1, 2005, and acquire materials inventory items, not required for existing jobs; cash consideration received by the Company was $100,000.

Under the terms of the agreement, the Company agreed to:

- retain responsibility for the billing and collection related to the completion of jobs existing as of the effective date of January 1, 2005,
- provide any materials inventory items for existing jobs to the contractor for no monetary consideration,
- provide the contractor use of the Company's equipment; cash consideration received by the Company was $84,700.

Effective August 31, 2005, the Company and the contractor undertook to provide mutual releases in regards to any claims or actions arising from the agreement.

The transactions related to the assumption of warranty obligations and the bulk inventory sale, were considered to be not incurred in the Company's normal course of operations. As the Company did not undertake to obtain any independent appraisals in regards to these transactions, they have been recorded at carrying value. The use of carrying values did not result in the recognition of any contributed surplus or charge to retained earnings. The rental of facilities and equipment were considered incurred in the normal course of operations and recorded at the exchange amount.

(d) Sale of automotive equipment

During fiscal 2005 the Company sold automotive equipment to the contractor for cash consideration of $55,900 and resulted in a gain of $5,928. The transactions were considered to be not incurred in the Company's normal course of operations. Independent appraisals for the equipment were obtained, and accordingly the transactions have been recorded at their exchange values.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "**Committee**") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a balance sheet, an income statement and a cash flow statement. The definition of "accounting or related financial management expertise" is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee should meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

<u>Documents/Reports Review</u>

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, of replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit if:

(i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of billings paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

(ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Bernard M. Chamberland Not Independent [1] Financially literate
John A. Peters Independent [1] Financially literate
Murray F. Smith Independent [1] Not financially literate

Note: [1] As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110 or an exemption from MI 52-110 in whole or in part, granted under Part 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The audit committee has specific policies and procedures for the engagement of non-audit services, as described in its audit committee charter. In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories. The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are approximately as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2005	$65,000 (1)	$2,600 (2)	Nil	Nil
2004	$45,000 (1)	$4,000 (2)	Nil	Nil

(1) Includes estimate for final fees for audit as at August 31, 2005
(2) Fees related to review of quarterly reporting

The Company is relying on the exemption provided by section 6.1 of MI 52-110, which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

CORPORATE GOVERNANCE DISCLOSURE

Set forth below is a description of the Corporation's current corporate governance practices, as prescribed by Form 58-101F2, which applies to venture issuers and which is attached to National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices". The requirements of Form 58-101F2 are set out below in italics:

1. Board of Directors

Disclose the identity of directors who are independent.

The Board of Directors of the Corporation has determined that the following one (1) director of the Corporation is independent:

Murray F. Smith

Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board of Directors of the Corporation has determined that the following two (2) directors of the Corporation are not independent:

Bernard M. Chamberland
John A. Peters, Q.C.

Bernard Chamberland is not considered to be independent as Mr. Chamberland is the President and Chief Executive Officer of the Corporation.
John A. Peters is not considered to be independent as Mr. Peters is counsel with of Burnet, Duckworth & Palmer LLP, which firm provides legal services to the Corporation.

2. Directorships

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

None of the directors are directors of other issuers that are reporting issuers (or the equivalent).

3. Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors and briefly describe what measures, if any, the board takes to provide continuing education for its directors.

Due to the size of the Corporation's Board of Directors, no formal program currently exists for the orientation of new directors and existing directors provide orientation and education to new members on an informal and ad hoc basis. In addition, new directors of the Corporation will be given a copy of the mandate of the Board of Directors and of the Audit Committee and a presentation will be made by management to new directors respecting the nature and operations of the Corporation's business.

No formal continuing education program currently exists for the directors of the Corporation; however, the Corporation encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of such courses and seminars. Each director of the Corporation has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.

4. Ethical Business Conduct

Describe what steps the board takes to encourage and promote a culture of ethical business conduct.

The Board of Directors has not yet adopted a formal code of ethics but expects to do so in the near future. Each director, officer and employee of the Corporation will be provided with a copy of the code of ethics.

The Board of Directors has also adopted a "Whistleblower Policy" wherein employees, consultants and external stakeholders of the Corporation are provided with a mechanism by which they can raise concerns in a confidential, anonymous process.

5. Nomination of Directors

Describe the process by which the board identifies new candidates for board nomination.

Pursuant to the mandate of the Board of Directors, the Board of Directors has responsibility for selecting nominees for election to the Board. At present, the Board of Directors does not have a process by which the Board identifies new candidates for Board nomination, but rather the identification of new candidates is done on an informal and ad hoc basis.

6. Compensation

Describe the process by which the board determines the compensation for the issuer's directors and officers.

The Company's compensation policies are founded on the principle that executive and employee compensation should be consistent with shareholders' interests and therefore the compensation strategy is significantly weighted towards a stock ownership compensation strategy. The objectives of the program are to attract and retain a high quality management and employee team and to motivate performance by tying a significant portion of the compensation to enhancement in share value and to encourage directors and officers to become significant shareholders. Any director, who is also an executive officer, is excused from the directors' meetings during any discussion of his compensation. For the year ended August 31, 2005, the executive officers, including the President and Chief Executive officer, were paid salaries and bonuses which the board believes appropriate for companies similar in size to ours. We do not have a pension plan or other form of formal retirement compensation. Our compensation plan consists of the following items:

- base salary
- short term incentive compensation – bonuses
- long term incentive compensation – stock options

The compensation of all our employees, including executive officers, is consistent with the above policies. A description of the criteria used in each element of compensation is set forth below. Compensation is weighted more heavily towards long term incentive compensation by way of the grant of stock options in order to align the interests of our executive officers and employees with the performance of the Corporation and the interests of our shareholders.

Base Salaries

Our policy is that salaries for our executive officers and professionals shall be within the range of salaries paid among industry peer companies of similar size. For the remainder of employees, salaries are competitive within our industry and generally at the median salary level among companies our size.

Short Term Incentive Compensation – Bonuses

In fiscal 2005, the board of directors approved the payment of certain bonuses disclosed herein.

Long Term Incentive Compensation - Stock Options

Stock options are granted under our stock option plan to our directors, officers, employees and certain consultants upon their commencement of service. Additional grants are made periodically to recognize the exemplary performance of, or the special contribution by eligible individuals. An annual grant may be made to eligible individuals based on individual performance and our performance during the most recently completed financial year in relation to performance expected.

The share option plan is designed to motivate all employees to focus on the long term interests of the Company and its shareholders. Stock option grants are determined by factors including the number of eligible individuals currently under the option plan, the number of shares to be acquired under existing options relative to the issued and outstanding common shares and our future hiring plans.

7. Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The board has no other committees at present.

8. Assessments

Disclose what steps, if any, the board takes to satisfy itself that the board, its committees, and its individual

Short Term Incentive Compensation – Bonuses

In fiscal 2005, the board of directors approved the payment of certain bonuses disclosed herein.

Long Term Incentive Compensation - Stock Options

Stock options are granted under our stock option plan to our directors, officers, employees and certain consultants upon their commencement of service. Additional grants are made periodically to recognize the exemplary performance of, or the special contribution by eligible individuals. An annual grant may be made to eligible individuals based on individual performance and our performance during the most recently completed financial year in relation to performance expected.

The share option plan is designed to motivate all employees to focus on the long term interests of the Company and its shareholders. Stock option grants are determined by factors including the number of eligible individuals currently under the option plan, the number of shares to be acquired under existing options relative to the issued and outstanding common shares and our future hiring plans.

7. Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The board has no other committees at present.

8. Assessments

Disclose what steps, if any, the board takes to satisfy itself that the board, its committees, and its individual directors are performing effectively.

As part of its mandate, the Board of Directors is responsible for reviewing annually the composition of the board and its committees and assessing the performance of the directors on an ongoing basis.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Financial Statements

The Board of Directors of the Company have approved the audited financial statements of the Company for the year ended August 31, 2005, and the report of the auditor thereon, copies of which financial statements are attached hereto.

Fixing the Number of Directors To Be Elected

Shareholders of the Company will be asked to consider and, if thought appropriate, approve and adopt an ordinary resolution fixing the number of directors to be elected. In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

At the Meeting, it will be proposed that three (3) directors be elected to hold office until the next annual meeting or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in Favour of the ordinary resolution fixing the number of directors to be elected at three (3).

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Management of the Company proposes to nominate each of the following persons for election as a Director. It is the intention of the persons named in the enclosed instrument of proxy, if not expressly directed to the contrary in such instrument of proxy, to vote such proxies FOR the election of the nominees specified below as directors of the Company. Management does not contemplate that any of the nominees will be unable to serve as a director, but if this should occur for any reason prior to the Meeting, the persons named in the enclosed instrument of proxy reserve the right to vote for another nominee at their discretion in the absence of a direction to the contrary.

Information concerning such persons, as furnished by the individual nominees, and each other person whose term of office as a director will continue after the Meeting, is as follows:

Name and Municipality of Residence	Previous Service as Director	Present Occupation and Positions Held During Last Five Years	Number of Voting Shares Beneficially Owned Directly or Indirectly or Controlled or Directed
Bernard M. Chamberland* Calgary, Alberta	Director (1988)	Director and Chairman of Rich Minerals Corporation since November, 1988 President and CEO since February 1993.	2,300,000
John A. Peters* Calgary, Alberta	Director (1993)	Director of Rich Minerals Corporation since June 1993. Securities and Corporate Lawyer with the law firm of Burnet, Duckworth and Palmer, LLP and acts as Securities and Corporate Lawyer for the Company	128,000
Murray F. Smith* Calgary, Alberta	Director (2004)	Director of Rich Minerals Corporation since February 2004. Independent Construction Project Manager	Nil

* Member of audit committee

Notes:

- The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
- Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at December 23rd 2005, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.
- Does not include incentive stock options, share purchase warrants or other rights to acquire unissued common shares of the Company.
- Held indirectly.

Other than as described below, no proposed director:

(a) is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Appointment of Auditor

Shareholders of the Company will be asked to vote for the appointment of Kenway, Mack, Slusarchuk, Stewart, LLP, Chartered Accountants as auditors of the Company to hold this position until the next Annual General Meeting. This firm of Chartered Accountants were first appointed on March 13, 2003.

The directors of the Company propose the reappointment of Kenway, Mack, Slusarchuk, Stewart LLP, Chartered Accountants as the Auditor for the ensuing year, at a remuneration to be fixed by the Board of Directors.

Approval and Ratification of Stock Option Plan

The Company implemented the current Plan effective February 27th, 2004.

The Corporation has adopted a "rolling" stock option plan and the Plan incorporates the terms of this type of plan permitted by the Exchange Policies.

Policy 4.4 of the TSX Venture Exchange Inc. (the "Exchange") requires that rolling stock option plans must receive shareholder approval yearly, at an issuer's annual meeting of shareholders. In accordance with Policy 4.4, shareholders will be asked to consider and if thought fit, approve an ordinary resolution approving, adopting and ratifying the Plan as the Company's stock option plan. In order for the resolution approving and adopting the Plan to be effective, it must be approved by the affirmative vote of a majority of the votes cast in respect thereof by shareholders present in person or by proxy at the Meeting. **In the absence of contrary direction, the Management Designees intend to vote proxies in the accompanying form in favour of this ordinary resolution.**

Shareholders of the Corporation should note that the Plan imposes limits on the number of common shares that may be issued under options to any one person, to a consultant as defined in the Plan or to an employee conducting investor relations activities as defined in the Plan. Particulars of these limits are set out in paragraph 4 of the Plan and are in accordance with the Exchange Policies.

At the present time, Exchange Policies also require disinterested shareholder approval of any stock options granted under the Plan if:

(a) the number of shares reserved for issuance under stock options granted to insiders (which basically means the directors, senior officers and shareholders holding more than 10% of the outstanding common shares of the Corporation) exceeds 10% of the issued common shares;

(b) the grant to insiders, within a 12 month period, of stock options which permit the insiders to purchase more than 10% of the issued common shares; or

(c) the issuance to any one optionee, within a 12 month period, of options which entitle that optionee to purchase more than 5% of the issued and outstanding common shares;

In any of these circumstances, the proposed grants of stock options must be approved by a majority of the votes cast by the shareholders at the shareholders' meeting called, excluding votes attaching to the shares beneficially owned by the insiders to whom options may be granted under the stock option plan and associates of those insiders as defined by the Exchange Policies.

The form of resolution to approve the Plan is as follows:

> **"BE IT RESOLVED that the stock option plan attached as Schedule "A" to the information circular sent to the shareholders of the Corporation in advance of the meeting be and the same is hereby approved by the shareholders of the Corporation."**

Sale Of Assets

Shareholders of the Company will note that in 2005 the Company took specific actions to initially cease its involvement in the construction and contracting business of its wholly-owned subsidiary, Rich Contracting Ltd., ("Rich Contracting"). This decision was taken by management of the Company with the ultimate goal of creating greater shareholder value. This change in business emphasis is described in the notes to the audited financial statements of the Company dated August 31, 2005 and the management discussion and analysis of the financial results, both of which have been filed on the SEDAR website at www.sedar.com.

It is the goal of management to have the Company involved in the natural resource sector, whether in mining or in oil and gas exploration. This is discussed in greater detail under the caption "Change of Business" below.

The decision to wind-down the construction and contracting business was taken for the following reasons:

(a) Although the construction business has, for the past 17 years, provided the bulk of the revenues of the Company, it has not been profitable over that period.

(b) Management of the Company has considered employing the construction and excavating equipment in a business that would be more attractive to the public equity markets. This has included using the equipment for mining exploration within Canada. To date, the Company has not been able to secure business opportunities in this sector, with the result that the construction equipment has continued to be used for underground construction work in and around the City of Calgary.

(c) It is management's observation that the construction business has no appeal to the public equity markets and the shareholders of the Company. Generally, the only time the Company's shares have traded up in value is when the Company has been involved in another business or when there has been a prospect that the Company would become involved in some other business.

(d) Based upon its discussions with third parties, management believes that the existence of the construction business is an impediment to outside parties selling assets or businesses to the Company.

(e) Due to the fact that the construction business is not attractive to the public markets, management of the Company has been reluctant to invest in this business. The success of the construction business is in part dependent upon the quality of the equipment used. In view of the limited public appeal of the construction business, the construction equipment has become aged.

(f) The construction business has taken up a fair amount of management's time, thereby distracting it from exploring worthwhile business opportunities that might create more significant shareholder value.

(g) The operating management of the construction business have indicated for some time that they were no longer prepared to operate the construction business unless there was a commitment to invest in it.

As a result of the foregoing, a decision was made to lease the construction equipment to related parties on an interim basis and make a final decision on the disposition of the construction equipment in due course.

The Company is subject to the policies of the Exchange. Policy 5.3 of the Exchange deals with acquisitions and dispositions of non-cash assets and stipulates that certain dispositions of assets by a listed company may require shareholder approval. Policy 5.9 of the Exchange deals with related party transactions and incorporates by reference Ontario Securities Commission rule 61.501 (the "OSC Rule") which also applies to related party transactions. The Exchange has requested that shareholder approval be obtained and the Company is now seeking that approval to the disposition of the excavating and construction equipment.

The excavating equipment is included in the equipment held for sale on the balance sheet of the Company as at August 31, 2005. The overall book value of the equipment held for sale is $356,121 consisting of the following:

Excavating equipment	$333,825
Automotive equipment	$ 21,217
Construction equipment	$ 1,079
Total	$356,121

The Company has obtained, at its expense, an independent appraisal of the excavating equipment from Canadian Public Auction Ltd. (the "Appraiser") dated November 29, 2005 (the "Appraisal Report"). A copy of the Appraisal Report is attached to this Information Circular as Schedule "B". The following summarizes the Appraisal Report and the qualifications of the Appraiser:

(a) The Appraiser is known to the Company to be experienced in assessing the value of construction equipment. The Appraiser has also advised the Company that they are qualified to provide the Appraisal Report on the basis that the Appraiser is the largest industry auction in Southern Alberta, has been in business for 18 years and has many long-term contracts with major corporations for the assessment and disposal of equipment. The Appraisal Report was prepared by a team of individuals at the Appraiser which team together has over 25 years of experience in the equipment industry.

(b) The opinion of the Appraiser is that the excavating equipment has a forced sale value of $370,000 and a fair market value of $504,000. The appraised value of the excavating equipment was determined using the Appraiser's in-house database, reviewing prior appraisals, research conducted through contacts in related industries, information provided by Rich Contracting and the Appraiser's general experience as auctioneers and liquidators.

(c) The Appraisal Report is based on the assumption that the assets would be sold by auction or private sale agreements from the current premises.

(d) The Appraiser has disclosed that they have no financial interest in the subject assets. The Company has no relationship to the Appraiser and the Appraiser is independent of Mr. Bernard Chamberland and his two sons identified herein.

It is management's belief that the excavating equipment would sell for significantly less than the fair market value of $504,000 unless it is sold en bloc. If it is not sold en bloc, the equipment would typically be sold at auctions conducted by auction houses which handle this type of equipment. These auction houses do not generally permit the owner to place a reserve bid, thereby guaranteeing a minimum price for the equipment. The Company also wishes to dispose of the equipment fairly quickly in an effort to better prepare the Company for its new business.

The Company has entered into a lease of the equipment dated January 23, 2006 (the "Lease Purchase Agreement") with Mondec Enterprises Ltd. (the "Lessee"), a company wholly-owned by Gregg Chamberland one of the sons of Bernard Chamberland. The two sons of Bernard Chamberland, President of the Company, namely David Chamberland and Gregg Chamberland, were formerly officers of the company but have resigned these positions. Both of these individuals are involved in the contracting business and are familiar with the construction equipment, having been the mangers of Rich Contracting at one time.

Particulars of the Lease Purchase Agreement are as follows:

(a) The value of the excavating equipment has been set at $475,000;

(b) Commencing April 1, 2006 the Lessee will make payments of $65,000 per month plus GST;

(c) The Lease Purchase Agreement has a term of 5 months from the effective date with the option to purchase to be completed prior to August 31, 2006;

(d) The Lessee has an option to purchase the excavating equipment at the end of the term at a price of $475,000 plus GST, provided that the Lessee will receive a credit equal to 100% of all lease payments and GST paid to the Company during the term;

(e) The Lessee will insure, maintain and license the excavating equipment during the term.

(f) The Lease Purchase Agreement is subject to shareholders' approval.

A copy of the Lease Purchase Agreement is available for inspection at the offices of the Company at: 4100 – 6A Street N.E., Calgary, Alberta, T2E 4B1. In addition, copies will be made available for inspection at the Meeting of the shareholders.

Part 5 of the OSC Rule addresses the question of related party transactions. The OSC Rule imposes two general requirements. First, the issuer proposing the related party transaction must obtain a formal valuation of the subject matter of the related party transaction. Second, the transaction must be approved by the minority shareholders of the issuer proposing to carry out the related party transaction. There are a number of exceptions to these general requirements, including a provision that the formal valuation requirement and the minority approval requirement do not need to be satisfied if the fair market value of the assets in question is not more than 25% of the market capitalization of the issuer. Recent stock market trades of the Company's common shares have been in the order of $0.10 per share. With just in excess of 24 million shares issued and outstanding, this would suggest a market capitalization in the order of $2,400,000. Moreover, the financial statement value of the shareholders' equity account as at August 31, 2005 was $2,260,334. Using the fair market value of the excavating equipment of $504,000.00, the value of the excavating equipment does not make up more than 25% of either the market capitalization or the shareholders' equity of the Company.

In view of the foregoing, it is the view of management of the Company that the formal valuation and minority shareholder approval requirements do not apply to the proposed transaction. Nevertheless, management has obtained the independent Appraisal Report of the excavating equipment. Furthermore, Mr. Bernard Chamberland has undertaken to abstain from voting his shares or any shares indirectly controlled by him on the question of the approval of the sale of the excavating equipment pursuant to the Purchase Offer. Neither of the other two directors, namely John A. Peters or Murray Smith, has any interest in the related party transaction proposed by the Lease Purchase Agreement. Accordingly, these two directors will be independent for the purposes for approving the lease and sale transaction.

Corporate law generally requires that where there is a sale, lease or exchange of all or substantially all of the property of a corporation other than in the ordinary course of business, the approval of shareholders is required to the transaction. The Company is incorporated under the Alberta *Business Corporations Act* (the "ABCA") and section 190 of the ABCA sets out this requirement. As the excavating equipment is owned by Rich Contracting, a wholly-owned subsidiary of the Company, the Company as the sole shareholder may be required to give its approval to the sale of the excavating equipment.

The Company has obtained an opinion from its legal counsel that the sale of assets by Rich Contracting does not require the approval of the shareholders of the Company. As a result, the shareholders of the Company will not have a right to dissent or, having dissented, the right to be paid fair value of their shares as described in section 191 of the ABCA.

Management of the Corporation now seeks the approval of the shareholders to a lease and sale of the excavating equipment held for sale by Rich Contracting pursuant to the Lease Purchase Agreement. The form of resolution to approve the lease and sale of the excavating equipment held for sale is as follows:

> **"BE IT RESOLVED THAT the shareholders approve the lease and sale of the excavating equipment as described in the consolidated financial statements of August 31, 2005 of the Company in accordance with the Lease Purchase Agreement with Mondec Enterprises Ltd. and the terms thereof, including the sale of the equipment at a price of $475,000."**

The foregoing resolution must be passed as an ordinary resolution, i.e., by a simple majority of the shareholders.

As the proposed lease and sale under the Lease Purchase Agreement is to be carried out with a related party, the directors of the Company have resolved to effect the lease and sale of the equipment only if it is approved by a majority of the votes cast by the disinterested shareholders at the meeting. The proposed lease and sale involves the son of Bernard Chamberland. Accordingly, the directors of the Company have resolved that the shares held in the Company by Bernard Chamberland, the spouse of Bernard Chamberland, the children of Bernard Chamberland or any of their spouses or any companies or other entities controlled by them will not be counted or considered for the purposes of determining whether a majority of the shareholders have approved the proposed lease and sale.

In the past, the Company has been classified as a tier 1 issuer in accordance with the Exchange's classification of its listed issuers. The Exchange has established a number of criteria to maintain tier status, including shareholder distribution, market capitalization, net tangible assets or property, working capital, business activity or positive cash flow and assets and operations.

With the sale of the construction equipment and the complete discontinuance of its construction business, management believes that the Company may fail to meet at least one of the tier 1 maintenance requirements. Specifically, the Company may be viewed by the Exchange to have ceased to be an operating issuer. If the Company fails to meet one of the tier 1 maintenance requirements, the Exchange will eventually notify the Company in writing as to the failure to meet that maintenance requirement and will generally allow the Company 6 months from the date of the notice to meet the requirement. If, at the end of that 6 month period, the Company does not meet all of the tier 1 maintenance requirements, it may be downgraded to tier 2 status or be required to transfer its listings to NEX. There is also a possibility that the Company will fail to meet more than one of the tier maintenance requirements, in which case the Exchange may only allow the Company 90 days from the date of the notice to meet all of the requirements. To avoid the downgrading in tier status and possible transfer to NEX, the Company will need to find a new operating business in the near future.

Change Of Business

The Exchange has also put into place a policy dealing with changes of business and reverse take-overs under Policy 5.2. With the sale of the equipment held for sale, the Company will no longer be involved in the construction business. At the present time, management of the Company is exploring opportunities in the natural resource sectors, including mining and oil and gas. The Company has been somewhat involved in both of these industries in the past. It is the hope of management that they will be able to secure a worthwhile opportunity in one of these two sectors in the near future.

The Exchange's Policy 5.2 deals with changes of business and reverse takeovers. This Policy largely addresses situations in which a specific change of business transaction is to be entered into. Presently, the Company does not have a specific change of business transaction to present to its shareholders. Nevertheless, management seeks the general approval of shareholders to change the business focus of the Company to the natural resources sector. In this connection, management proposes that the following resolution be passed at the annual general meeting of shareholders:

> **"BE IT RESOLVED THAT the Company generally change the focus of its business to concentrate its activities in the natural resources sector, whether oil and gas exploration and production or mining exploration development and production."**

Depending upon circumstances, the foregoing resolution may suffice for the Exchange's purposes such that a specific transaction to be entered into by the Company will not require further approval of shareholders. In these circumstances, the Exchange may only require a detailed press release indicating the extent and nature of the proposed transaction. However, this general approval may not suffice for all purposes. For example, if a reverse take-over transaction were proposed pursuant to which the new shareholders were to be issued shares resulting in them holding more than 50% of the outstanding shares, a subsequent meeting of shareholders would have to be called to approve the reverse take-over transaction.

Additional Information

Additional information relating to the Company is on the SEDAR website at www.sedar.com. Shareholders may contact the Company at 4100 6A Street NE, Calgary, Alberta T2E 4B1 or by telephone (403) 531-9100 to request copies of the Company's Consolidated Financial Statements, MD&A and Management Information Circular.

Other Matters

The Management of the Company knows of no other matters to come before the meeting other than those referred to in the Notice of the Meeting. **Should any other matters come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgement of the persons voting by proxy.**

CERTIFICATION

The foregoing contains no untrue statement of material fact (as defined in the *Securities Act* (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta this 23rd day of January 2006.

"BERNARD CHAMBERLAND"

Bernard Chamberland
Chairman

"JOHN A. PETERS"

John A. Peters
Director